

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)





Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

11 Ju

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


SEC MAIL PROCESSING
RECEIVED
JUL 14 2005
WASH. D.C.
185
SECTION

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Disposal by Resorts World Limited, a wholly-owned subsidiary of the Company, of its entire equity interest in Geremi Limited, to Genting International PLC for a consideration of USD4.6 million (approximately RM17.48 million) for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **06/07/2005 04:02:51 PM**
Submitted by **RESORTS WORLD** on **06/07/2005 06:05:06 PM**
Reference No **RW-050706-C3304**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RESORTS" OR "COMPANY")

DISPOSAL BY RESORTS WORLD LIMITED ("RWL"), A WHOLLY-OWNED SUBSIDIARY OF RESORTS, OF ITS ENTIRE EQUITY INTEREST IN GEREMI LIMITED ("GEREMI"), TO GENTING INTERNATIONAL PLC ("GIPLC") FOR A CONSIDERATION OF UNITED STATES DOLLAR ("USD") 4.6 MILLION (APPROXIMATELY RM17.48 MILLION) ("GEREMI DISPOSAL")

* **Contents :-**

We refer to the announcements made by the Company on 13 May 2005 and 28 June 2005 in respect of the Geremi Disposal.

The Board of Directors of the Company wish to announce that RWL had on 30 June 2005 disposed of its entire equity interest in Geremi to GIPLC for a consideration of USD4.6 million (approximately RM17.48 million) and as a result thereof, Geremi ceased to be a subsidiary of Resorts.

Yours sincerely
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: